The Board approves the ex-dividend record date Date of events: 2014/05/13 Contents:

1.	Date of occurrence of the event: 2014/05/13

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The Board approved July 23, 2014 as the ex-dividend record date

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The ex-dividend record date was approved by the Board of Directors and should be further approved at the shareholders' meeting on June 24, 2014